UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MARCH 13, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Acambis PLC

File No. 0-30126 - CF#18684

_____

Acambis PLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 28, 2006.

Based on representations by Acambis PLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.3	through March 21, 2015
Exhibit 4.8	through February 1, 2016
Exhibit 4.21	through November 28, 2017
Exhibit 4.33	through November 28, 2017
Exhibit 4.37	through January 8, 2007
Exhibit 4.38	through January 8, 2007
Exhibit 4.44	through September 29, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel